Exhibit 2.3

INVESTMENT ESCROW AGREEMENT

THIS INVESTMENT ESCROW AGREEMENT (this “Agreement”) is made and entered into this 28th day of May, 2004, by and among Cano Energy Corporation, a Texas corporation (“Cano,”) and Huron Ventures Inc., a Delaware corporation (“Huron,”), and Phillip A. Wylie, in his capacity as escrow agent hereunder (“Escrow Agent”).  Except as otherwise expressly defined herein, each term used herein with its initial letter capitalized that has been defined in the Merger Agreement (as defined below) shall have the same meaning herein as ascribed to it in said Merger Agreement.

Background

A.                                   Huron and Cano, among others, are parties to an Agreement and Plan of Merger dated May 26, 2004 (“Merger Agreement”), pursuant to which a former subsidiary of Cano will be merged with and into a subsidiary of Huron;

B.                                     Huron and Cano have agreed that certain funds received by Huron pursuant to the Financing will be placed in escrow and paid out in the manner and for the reasons hereinafter set forth; and

C.                                     The purpose of this Agreement and the creation of the Escrow Fund (as defined in Section 1 hereof) are to fulfill the requirement for the escrow of such funds.

Terms and Conditions

For and in consideration of the mutual covenants and agreements herein set forth and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

1.                                       Terms of Escrow.  Huron hereby deposits with the Escrow Agent, and the Escrow Agent hereby acknowledges receipt of, funds in the aggregate amount of One Million Six Hundred Fifty Thousand and No/100 Dollars ($1,650,000.00) (the “Escrow Funds”), which shall be held and dealt with by the Escrow Agent in accordance with the terms and conditions of this Agreement.  The Escrow Funds shall be invested by the Escrow Agent in accordance with the directives received from time to time set forth in a written document signed by Huron and delivered to the Escrow Agent.  Absent any such written directives, the Escrow Agent shall invest the Escrow Funds in direct obligations of the United States of America and any of its instrumentalities, which are hereby authorized and approved by Huron (absent written directive to the contrary as contemplated in the preceding sentence).  The Escrow Agent is hereby authorized and directed by Huron to liquidate from time to time any investment or investments in order to make any distributions required by this Agreement, notwithstanding any economic consequences of liquidating such investment prior to its maturity.

2.                                       Release of Escrow Fund.  The Escrow Agent shall distribute the Escrowed Funds in the manner provided in Schedule “A” attached hereto.

3.                                       Rights of Escrow Agent.  In addition to his other rights contained elsewhere in this Agreement, the Escrow Agent shall have the following rights under this Agreement:

(a)                                  The Escrow Agent undertakes to perform only such duties as are expressly set forth herein, and shall not be required to refer to the Merger Agreement or take any other action with respect to any other matter which might arise in connection with the Escrow Fund in carrying out his duties hereunder.  The Escrow Agent has no duty to determine or inquire into any happening or occurrence or any performance or failure of performance of Huron, and in this regard, the Escrow Agent has no responsibility whatsoever to insure that monies paid from the Escrow Funds are properly applied by the recipient.  The Escrow Agent is not responsible in any manner for the sufficiency, correctness, genuineness or validity of any of the documents, certificates, instruments or notices deposited with the Escrow Agent pursuant to this Agreement or for the form or execution thereof, or for the identity or authority of any person executing or depositing the same.

(b)                                 The Escrow Agent may rely, and shall be protected in acting or refraining from acting, upon any written notice, instruction, certificates or request furnished to him hereunder and believed by him to be genuine and to have been signed or presented by the proper party or parties; provided, however, that, as set forth below, any modification to this Agreement shall be signed by all of the parties hereto.  Huron and Cano shall indemnify the Escrow Agent against and in respect of any and all direct or indirect damages, claims, losses, liabilities and expenses (including without limitation, attorneys’ fees) incurred by the Escrow Agent which may arise out of or result from any false or incorrect notice, certificate or other communication delivered pursuant to this Agreement by such party.

(c)                                  In the event of any disagreement or controversy arising under this Agreement or if conflicting demands or notices are made upon the Escrow Agent growing out of or relating to this Agreement or in the event the Escrow Agent in good faith is in doubt as to what action he should take hereunder, the Escrow Agent shall have the right, at his election, to (i) withhold and cease all further proceedings under, and performance of, this Agreement, and of all instructions received hereunder, and resign as Escrow Agent effective upon the appointment of a successor Escrow Agent by Huron and Cano (as contemplated by Section 3(e) below), or (ii) file a suit in interpleader and obtain an order from a court of competent jurisdiction requiring all parties involved to interplead and litigate in such court their claims and rights among themselves and with the Escrow Agent.  The foregoing remedies shall be in addition to any other remedies available to the Escrow Agent provided by law.  Should any suit or legal proceeding be instituted growing out of or related to this Agreement, whether such suit be initiated by the Escrow Agent or others, the Escrow Agent shall have the right, at his option, to cease all further proceedings under, and performance of, this Agreement, and of all instructions received hereunder until all differences and doubts have been resolved by agreement or until the rights of all parties shall have been fully and finally adjudicated.

(d)                                 Huron and Cano hereby agree to indemnify the Escrow Agent for, and to hold him harmless against, any loss, liability or expense (including, without limitation, attorneys’ fees) incurred by him without negligence or bad faith on his part arising out of or in connection with his entering into this Agreement and the carrying out of his duties hereunder, including the costs and expenses of defending itself against any claim of liability hereunder or in connection therewith.  The Escrow Agent may consult with counsel of his own choice as to any matters arising hereunder, and shall have full and complete authorization and protection for any action taken or suffered by him hereunder in good faith and in accordance with the opinion of such counsel.

(e)                                  The Escrow Agent may resign and be discharged from his duties or obligations hereunder by giving notice of such resignation to Huron and Cano, specifying the date upon which such resignation shall take effect, which shall be at least 30 days after the date of such notice.  Huron and Cano, together, shall have the right to terminate the appointment of the Escrow Agent hereunder by giving to him notice of such termination specifying the date upon which such termination shall take effect, which shall be at least 30 days after the date of such notice.  In either such event, Huron and Cano hereby agree to mutually designate a successor Escrow Agent, and the parties hereto agree that, upon demand of such successor Escrow Agent, all property in the Escrow Fund shall be turned over and delivered to such successor Escrow Agent, which shall, thereupon, be bound by all of the provisions hereof.  In the event the Escrow Agent does not receive notice of person or entity which has been designated as successor escrow agent within 30 days after the Escrow Agent’s resignation or termination hereunder, the Escrow Agent shall have no further duties or obligations hereunder, and may (but shall in no event be required), at his option and election, (i) tender the Escrow Funds to a court of competent jurisdiction for disposition in such manner as such court shall determine, (ii) petition any court of competent jurisdiction for the appointment of a successor escrow agent or for such other relief or action as may effectuate the Escrow Agent’s resignation and termination of his rights, duties and obligations hereunder, or (iii) take any other action he deems appropriate to terminate his rights, duties and obligations hereunder.  Huron and Cano shall indemnify the Escrow Agent for, and hold him harmless against, all losses, costs, liabilities, damages or expenses incurred by him in connection with his resignation as Escrow Agent or his termination in such capacity and his transfer and delivery of the Escrow Funds to any successor escrow agent.

(f)                                    Huron hereby agrees to reimburse the Escrow Agent for all expenses, disbursements and advances (including reasonable attorneys’ fees) incurred or made by him in connection with his joining this Agreement and with the carrying out of his duties hereunder.  If any property or sums held hereunder is at any time attached, garnished or levied upon under any court order or by federal, state or local taxing authorities, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stated or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any of such events, the Escrow Agent is authorized to rely upon and comply with any such order, writ, levy, judgment or decree which he is advised by legal counsel of his own choosing is binding upon him; and if he complies with any such order, writ, levy, judgment or decree, he shall not be liable to any of the parties hereto, or any other person, firm or corporation, by reason of such compliance even though such order, writ, levy, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.  Without waiving any of his rights hereunder, the Escrow Agent shall, at the time of service, notify Huron and Cano that he has been served with such order, writ, levy, judgment or decree.

4.                                       Termination.  This Agreement shall terminate on the date the Escrow Agent no longer holds any Escrow Funds hereunder.  Prior to such date, this Agreement may be amended or terminated only by an instrument in writing duly executed by Huron and Cano and delivered to the Escrow Agent; provided, however, that the duties, liabilities and obligations of the Escrow Agent shall not be increased or modified without his written consent.  Escrow Agent shall not be responsible to solicit any documents or notices referred to in this Agreement.

5.                                       Discharge.  In the event that Cano and Huron desire to choose another Escrow Agent, the successor Escrow Agent shall be chosen by Huron and Cano by mutual agreement.  Any successor escrow agent hereunder shall have all the rights, title, privileges, duties, obligations and protection of the original Escrow Agent hereunder.

6.                                       Notices.  All notices given in connection with this Agreement shall be in writing and shall be delivered either by personal delivery, by telecopy or similar facsimile means, by certified or registered mail, return receipt requested, or by express courier or delivery service, addressed to the parties hereto at the following addresses:

Cano:

Cano Energy Corporation
309 West Seventh Street
Suite 1600
Fort Worth, Texas 76102

Attention: S. Jeffrey Johnson
Telecopy No.: 817-698-0761

Huron:

Huron Ventures Inc.

1066 West Hastings Street

Suite 2000

Vancouver, B.C. V6E 3X2

Attention: Eric Boehnke
Telecopy No.: 604-925.3625

Escrow Agent:

Phillip A. Wylie
Snell Wylie & Tibbals
8150 North Central Expressway
Suite 1800
Dallas, Texas 75206
Telecopy No.: 214-932-1747

or at such other address and number as any party shall have previously designated by written notice given to the other parties in the manner hereinabove set forth.  Notices shall be deemed given when received, if sent by telecopy or similar facsimile means (confirmation or such receipt by confirmed facsimile transmission being deemed receipt of communications sent by telecopy or other facsimile means); and when delivered and receipted for (or upon the date of attempted delivery where delivery is refused), if hand-delivered, sent by express courier or delivery service, or sent by certified or registered mail, return receipt requested.

7.                                       Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, heirs, distributees, successors and assigns.

8.                                       Miscellaneous.  This Agreement may be executed in more than one counterpart, each of which shall be deemed to be an original and all of which shall constitute but on and the same instrument.  The provisions of this Agreement shall be construed, and the performance thereof shall be enforced, in accordance with the laws of the State of Texas.

Signatures

To evidence the binding effect of the covenants and agreements described above, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Cano:

CANO ENERGY CORPORATION

By:	/s/ S. Jeffrey Johnson
S. Jeffrey Johnson
Chief Financial Officer

Huron:

HURON VENTURES, INC.

By:	/s/ Eric Boehnke
Eric Boehnke
President

Escrow Agent:

/s/ Phillip A. Wylie
Phillip A. Wylie

Schedule “A”

This is Schedule “A” to the Investment Escrow Agreement and made and entered into the 28th day of May, 2004 by and among Huron Ventures, Inc., Cano Energy Corporation and Phillip A. Wylie, as escrow agent.

Unless otherwise defined, capitalized terms used in this Schedule “A” shall have the meaning ascribed to them in the Agreement and Plan of Merger made as of the 26th day of May, 2004 among Huron Ventures, Inc., Davenport Acquisition Corp., Davenport Field Unit LLC, the shareholders of Davenport Field Unit LLC, Cano Energy Corporation and Big Sky Management Ltd.

Payee	Amount	Purpose
As directed by the Davenport Shareholders	$150,000.00	Cash Purchase Price

Wright & Associates, P.C.	$1,341.25	Invoice No. 054.044 dated May 13, 2004 (Title Opinion)

Cano Energy Corporation	$221,071.00

Payment in full of all obligations of Davenport Field Unit LLC at the Closing Date to Vaca Operating LLC (approximately $67,000) and the remainder for reimbursement of prior expenditures made by Cano Energy Corporation in respect of the Davenport Leasehold Interests

Cano Energy Corporation	$55,603.00	Reimbursement for payments made by Cano Energy Corporation to Bluebonnet Resources Corporation since May 1, 2004

Bluebonnet Resources Corporation	$354,062.00	Payment in full of all obligations of Davenport Field Unit Inc. to Bluebonnet Resources Corporation

Subtotal:	$780,736.00

Davenport Field Unit Inc.	$867,883.25	Field improvements and drilling on the Davenport Leasehold Interests(1)

Total:	1,650,000.00

(1)                                  The Escrow Agent shall make payments to (or to the order of) Davenport Field Unit Inc. for use for field improvements and drilling on the Davenport Leasehold Interests upon the receipt of a request for payment, in form and substance satisfactory to the Escrow Agent, signed by S. Jeff Johnson and Michael J. Ricketts, accompanied by detailed invoices totaling the amount requested